Exhibit 99.1

Evogene Reports Second Quarter and First Half 2026 Financial Results

•	Company continues strategic transformation, initiated in 2025, into a focused, AI-driven computational chemistry company, with significant progress across pharmaceutical and agricultural product development programs

•	Cash burn expected to decline to approximately $8.5–$9.5 million in 2026, compared with approximately $14.4 million in 2025 and approximately $20.5 million in 2024

•	Second-quarter net loss was reduced to approximately $1.8 million, compared with approximately $4.7 million in the second quarter of 2025 and approximately $6.0 million in the second quarter of 2024

•	Six active drug development collaborations established with biotechnology companies and leading academic institutions

•	Virtual chemical space expanded to approximately 110 billion molecules, supported by advanced AI models and autonomous AI Agents

REHOVOT, Israel – August 18, 2026 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a pioneering company in computational chemistry, specializing in the generative design of small molecules for the pharmaceutical and agricultural industries, today announced its financial results for the first half of 2026 and second quarter ended June 30, 2026, and provided an update on its strategic and operational progress.

Strategic Transformation Delivering Measurable Progress

Over the past 18 months, Evogene has undergone a significant strategic transformation, focused on establishing the Company as a lean, AI-driven leader in computational chemistry for pharmaceutical and crop protection applications.

As part of this transformation, Evogene has significantly streamlined its operations, reduced its workforce from 117 employees in December 2024 to 38 in August 2026, substantially reduced operating expenses, and realigned its portfolio toward activities with significant commercial potential.

The Company expects full-year 2026 cash usage to be approximately $8.5 million to $9.5 million, compared with approximately $14.4 million in 2025 and approximately $20.5 million in 2024, with further reductions targeted for 2027.

Since the beginning of 2025, Evogene has also raised approximately $11.1 million in new capital, strengthening its financial position and providing additional resources to execute its strategic priorities.

Continued Commercial and Technological Momentum

Evogene's Pharma division continues to demonstrate strong momentum. Since the beginning of 2026, the Company has entered four new drug development collaborations, bringing the total number of active collaborations to six with biotechnology companies and leading academic institutions.

Two of these programs have already completed the initial Hit Identification stage of Evogene's ChemPass AI™ computational discovery process, with validation results exceeding partner expectations. Evogene is currently advancing these programs toward subsequent stages of development.

Across these programs, Evogene retains significant commercial rights to the resulting discoveries, providing the potential for future revenue generation as programs progress through development and toward commercialization.

In parallel, Evogene is advancing its internal drug discovery program. The program has successfully completed the Hit-to-Lead stage and progressed into Lead Optimization, where the Company is generating proprietary molecules with the potential to serve as candidates for future preclinical development.

In Agriculture, Evogene continues to advance its crop protection program targeting Septoria, a major fungal disease. The program is approaching completion of the Lead Optimization stage, with synthesized molecules currently undergoing advanced biological testing ahead of greenhouse and field trials.

Major Expansion of ChemPass AI™

Evogene continues to substantially expand the capabilities of its core computational platform, ChemPass AI™.

Following the Company's second agreement with Google Cloud, In June Evogene has integrated advanced AI Agents into its computational workflow. These autonomous systems are designed to automate complex research tasks that traditionally required weeks or months of highly specialized scientific work, enabling the company to perform these activities in a matter of minutes.

In July, Evogene has also expanded its portfolio of predictive AI models. Among these is the recently announced Antifungal Potency Predictor (APP), designed to predict the activity of small molecules against fungal pathogens and provide an additional layer of biological prediction beyond target-level interaction.

In addition, this month Evogene has expanded its virtual chemical space from approximately 36 billion to approximately 110 billion molecules, significantly increasing the scope of chemical molecules that can be explored by its computational discovery platform.

Portfolio Optimization and Focus on Core Opportunities

Consistent with its revised strategy, Evogene has substantially reduced or transitioned its non-core activities.

Lavie Bio is no longer operational following the sale of the majority of its assets to ICL. Under the transaction, two additional payments remain due to Lavie Bio and Evogene, with the first received in July 2026 and the second expected in July 2027. In addition, Lavie Bio distributed a $4.25 million dividend to its shareholders during the second quarter, of which Evogene received approximately $2.9 million. Beginning in the second quarter of 2025, Lavie Bio’s results of operations have been presented separately as discontinued operations.

Biomica, following the successful completion of its Phase 1 clinical trial and the licensing of its lead oncology candidate BMC128 to Lishan Pharmaceuticals, is no longer conducting ongoing operations. During the second quarter, Biomica completed a $2.7 million dividend distribution to shareholders, of which Evogene received approximately $1.35 million. Beginning in the second quarter of 2026, Biomica’s results are presented as discontinued operations in the consolidated statements of profit or loss.

Casterra has significantly reduced and realigned its activities and is now focused exclusively on Brazil.

Management Commentary

"We have fundamentally transformed Evogene over the past 18 months," said Ofer Haviv, President and Chief Executive Officer of Evogene. "We have moved from a broad portfolio of activities to a highly focused organization centered on our AI-driven computational chemistry capabilities, while substantially reducing our cost structure and cash requirements."

"At the same time, we are seeing meaningful validation of our technology through new collaborations, progress in our internal drug discovery programs, and major advances in ChemPass AI. The expansion of our virtual chemical space to approximately 110 billion molecules and the integration of autonomous AI Agents represent important steps forward in our ability to discover novel molecules faster and more efficiently."

"Looking ahead, our priorities are clear: advance our existing pharmaceutical and agricultural programs, establish additional collaborations with leading biotechnology and pharmaceutical companies, advance our internal high-value programs, pursue strategic partnerships in agriculture, and continue to strengthen our computational platform."

Nir Nimrodi, Chairman of Evogene's Board of Directors, added: "The second quarter reflects the significant transformation we have executed across Evogene. We have streamlined the organization, reduced our cash requirements, optimized our portfolio, and concentrated our resources on opportunities with substantial commercial potential."

"The combination of a significantly lower cost base, a stronger financial foundation, growing commercial validation, and rapid technological progress provides Evogene with a substantially more focused platform from which to execute its strategy and create long-term shareholder value."

First Half 2026 and Second Quarter Ended June 30, 2026, Financial Highlights

•	Cash Position - As of June 30, 2026, Evogene held consolidated cash and cash equivalents of approximately $9.3 million. Consolidated cash usage during the second quarter of 2026 was approximately $2.1 million.

•	Revenues for the first half of 2026 totaled approximately $0.7 million, compared to approximately $2.9 million in the same period of 2025, representing a decrease of approximately $2.2 million. The decrease is mainly attributable to lower revenue recognized by Casterra, which in the first half of 2025 included significant seed sales of approximately $2.0 million. Revenues for the second quarter of 2026 were approximately $0.3 million, representing a slight decrease compared to approximately $0.5 million in the same period last year, mainly attributable to the conclusion of AgPlenus’ agreement with Bayer in May 2026.

•	Research and development expenses, net of non-refundable grants, for the first half of 2026 were approximately $2.9 million, compared to approximately $3.5 million in the corresponding period of 2025, representing a decrease of approximately $0.6 million. The decrease is mainly attributable to lower R&D expenses in Casterra and AgPlenus, which were partially shifted to Evogene as the Company redirected its R&D efforts toward activities that are core to, and support the execution of, its new strategy. The decrease in R&D expenses was partially offset by the impact of exchange rate fluctuations between the U.S. dollar and the NIS of approximately $0.4 million. For the second quarter of 2026, R&D expenses were approximately $1.4 million, down from $1.7 million in the same period of 2025. This decrease is mainly attributable to decreased expenses in Casterra, partially offset by increased expenses in Evogene as mentioned above. In addition, the decrease was partially offset by the impact of exchange rate fluctuations between the U.S. dollar and the NIS of approximately $0.2 million.

•	Sales and marketing expenses for the first half of 2026 and 2025 were approximately $0.7 million, with no material change between the periods. Sales and marketing expenses for the second quarter of 2026 were approximately $0.3 million, a slight decrease from approximately $0.4 million in the second quarter of 2025.

•	General and administrative expenses for the first half of 2026 decreased slightly to approximately $2.0 million, compared to approximately $2.1 million in the corresponding period of 2025. The decrease in G&A expenses attributable to Evogene and its subsidiaries was substantially offset primarily by the impact of transaction costs related to the warrant inducement transaction and other legal expenses, totaling approximately $0.2 million, as well as by exchange rate fluctuations between the U.S. dollar and the NIS of approximately $0.2 million. General and administrative expenses for the second quarter of 2026 slightly decreased to approximately $0.9 million compared to approximately $1.0 million in the same period of the previous year.

•	Financing expenses, net, for the first half of 2026 were approximately $1.7 million, compared to financing income, net, of approximately $0.8 million in the corresponding period of 2025.

This change was primarily related to the accounting treatment and revaluation of warrants, including warrants issued in the August 2024 financing and the February 2026 warrant inducement transaction. As part of the February 2026 warrant inducement transaction, the Company recorded financing expenses of approximately $3.8 million during the first half of 2026. In addition, the Company recorded financing income of approximately $2.1 million related to the revaluation of warrants liability as of June 30, 2026. Financing income, net for the second quarter of 2026 was approximately $972 thousand, compared to financing expense, net of approximately $333 thousand in the same period of the previous year. The decrease is mainly associated with the warrants’ accounting treatment as mentioned above.

•	Loss from discontinued operations, net, for the first half of 2026 was approximately $0.5 million, compared to a loss from discontinued operations, net, of approximately $3.6 million in the corresponding period of 2025. For the second quarter of 2026, the loss from discontinued operations was approximately $0.2 million, compared to approximately $1.7 million in the second quarter of the previous year. These amounts primarily reflect the financial results of Lavie Bio’s and Biomica’s operations, as well as expenses related to the development and maintenance of MicroBoost AI for Ag, which are presented as a single-line item in the consolidated statements of profit and loss. Following the sale of the majority of Lavie Bio’s assets, as well as Evogene’s MicroBoost AI for Ag, to ICL in July 2025 and the licensing agreement with Lishan in February 2026, Lavie Bio’s and Biomica’s operating expense levels have decreased significantly.

•	Net loss for the first half of each of 2026 and 2025 was approximately $7.7 million, with no material change between the periods. The net loss for the second quarter of 2026 was approximately $1.8 million, compared to approximately $4.7 million in the same period last year. The $2.9 million decrease in net loss was primarily due to decreased operating expenses, decreased loss from discontinued operations and increased financing income, net as mentioned above.

About Evogene Ltd.

Evogene Ltd. (Nasdaq/TASE: EVGN) is a pioneering company in computational chemistry, specializing in the generative design of small molecules for drug development and ag chemical products. At the core of its technology is ChemPass AITM, a proprietary generative AI designed to explore vast chemical space and generate novel, highly potent small molecules optimized across multiple critical parameters. Built on this powerful technological foundation, and through strategic partnerships alongside internal product development, Evogene is focused on creating breakthrough products for the pharmaceutical and agricultural industries, driven by the integration of scientific innovation with real-world industry needs.

For more information, please visit www.evogene.com.

Forward-Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may,” “could,” “expects,” “hopes,” “intends,” “anticipates,” “plans,” “believes,” “scheduled,” “estimates,” “demonstrates” or words of similar meaning. For example, Evogene uses forward-looking statements in this press release when it discusses, among other things: its advancing its existing pharmaceutical and agricultural division programs toward subsequent stages of development; its potential, future revenue generation as its pharmaceutical programs progress through development and toward commercialization; its potential establishment of additional collaborations with leading biotechnology and pharmaceutical companies; its advancement of its internal high-value programs, including its internal drug discovery program under which proprietary molecules have the potential to serve as candidates for future preclinical development; its pursuit of strategic partnerships in agriculture; its continuing to strengthen its computational platform; and its ability to execute its strategy and create long-term shareholder value.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene, including: the aftermath of the recent wars between Israel and the United States, on the one hand, and Iran and its proxy terrorist groups, Hamas, Hezbollah, and, intermittently, the Houthis in Yemen, on the other hand, (and any destabilizations in Israel, neighboring territories or the Middle East region resulting from those wars; Evogene’s and its subsidiaries’ reliance on third parties to conduct certain activities, such as field-trials and pre-clinical studies, which could cause significant delays in the conduct of those activities; the potential impact of a change of control of Evogene’s board of directors due to the actions of dissident shareholders; as well as those additional risk factors identified in Evogene’s reports filed with the applicable securities authority. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Evogene’s actual results to differ from those reflected in its forward-looking statements, please see “Item 3.D. Risk Factors” in Evogene’s Annual Report on Form 20-F for the year ended December 31, 2025, and its subsequent reports filed with or furnished to the U.S. Securities and Exchange Commission and Israeli Securities Authority. You should not place undue reliance on any forward-looking statements included in this press release. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions, except to the extent required by applicable law.

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,316	$12,956
Restricted cash	35	32
Trade receivables	384	317
Other receivables and prepaid expenses	1,026	1,565
Deferred expenses related to issuance of warrants	-	551
Inventories	93	210

	10,854	15,631
LONG-TERM ASSETS:
Long-term deposits and other receivables	531	571
Investment accounted for using the equity method	-	43
Deferred expenses related to issuance of warrants	-	1,165
Right-of-use-assets	1,558	1,824
Property, plant and equipment, net	497	812

	2,586	4,415

TOTAL ASSETS	$13,440	$20,046

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$394	$639
Employees and payroll accruals	911	861
Lease liabilities	668	716
Liabilities in respect of government grants	89	56
Deferred revenues and other advances	21	17
Warrants and pre-funded warrants liability	659	706
Other payables	302	449

	3,044	3,444
LONG-TERM LIABILITIES:
Lease liabilities	1,433	1,482
Liabilities in respect of government grants	3,130	3,073
Deferred revenues and other advances	65	72

	4,628	4,627

TOTAL LIABILITIES	$7,672	$8,071

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized – 30,000,000 ordinary shares; Issued and outstanding – 13,535,843 ordinary shares on June 30, 2026 and 8,718,193 ordinary shares on December 31, 2025	804	488
Share premium and other capital reserves	286,100	281,986
Accumulated deficit	(290,194)	(282,556)

Equity attributable to equity holders of the Company	(3,290)	(82)

Non-controlling interests	9,058	12,057

TOTAL EQUITY	5,768	11,975

TOTAL LIABILITIES AND EQUITY	$13,440	$20,046

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025(*)	2026	2025(*)	2025(*)
	Unaudited				Audited

Revenues	$681	$2,877	$347	$534	$3,503

Cost of revenues:
Inventory impairment	-	-	-	-	2,180
Other cost of revenues	336	1,653	206	136	1,914
Total Cost of Revenues	336	1,653	206	136	4,094

Gross profit (loss)	345	1,224	141	398	(591)

Operating expenses:

Research and development, net	2,938	3,502	1,374	1,673	6,262
Sales and marketing	708	703	319	354	1,359
General and administrative	1,984	2,063	889	983	4,021
Other expenses (income)	102	(191)	122	-	(205)

Total operating expenses, net	5,732	6,077	2,704	3,010	11,437

Operating loss	(5,387)	(4,853)	(2,563)	(2,612)	(12,028)

Financing income	2,304	1,839	1,140	236	2,618
Financing expenses	(4,045)	(1,011)	(168)	(569)	(1,841)

Financing income (expenses), net	(1,741)	828	972	(333)	777

Share of loss from equity accounted investment	(43)	(66)	-	(64)	(39)

Loss before taxes on income	(7,171)	(4,091)	(1,591)	(3,009)	(11,290)
Taxes on income (tax benefit)	-	1	-	1	1

Loss from continuing operations	(7,171)	(4,092)	(1,591)	(3,010)	(11,291)
Income (loss) from discontinued operations, net	(492)	(3,579)	(176)	(1,671)	3,464

Loss	$(7,663)	$(7,671)	$(1,767)	$(4,681)	$(7,827)

Attributable to:
Equity holders of the Company	$(7,638)	$(7,050)	$(1,768)	$(4,462)	$(8,485)
Non-controlling interests	(25)	(621)	1	(219)	658

	$(7,663)	$(7,671)	$(1,767)	$(4,681)	$(7,827)
Basic and diluted loss per share from continuing operations, attributable to equity holders of the Company	$(0.63)	$(0.58)	$(0.13)	$(0.42)	$(1.41)

Basic and diluted gain (loss) per share from discontinued operations, attributable to equity holders of the Company	$(0.04)	$(0.43)	$(0.01)	$(0.20)	$0.33

Basic and diluted loss per share attributable to equity holders of the Company	$(0.67)	$(1.01)	$(0.14)	$(0.62)	$(1.08)

Weighted average number of shares used in computing basic and diluted loss per share	11,399,700	7,012,031	12,199,883	7,225,862	7,874,039

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025(*)	2026	2025(*)	2025(*)
	Unaudited				Audited
Cash flows from operating activities

Loss from continuing operations	$(7,171)	$(4,092)	$(1,591)	$(3,010)	$(11,291)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	334	507	149	245	971
Impairment of Property, Plant and Equipment	116	-	116	-	-
Inventory impairment	-	-	-	-	2,180
Share-based compensation	93	445	93	219	728
Remeasurement of Convertible SAFE	-	(345)	-	(345)	(371)
Net financing expenses (income)	8	156	242	147	(28)
Loss (gain) from sale of property, plant and equipment	(14)	(194)	9	(3)	(205)
Revaluation of government grants	9	-	(11)	-	40
Amortization of deferred expenses related to issuance of warrants	1,716	656	-	330	1,323
Remeasurement of pre-funded warrants and warrants	(2,108)	(1,318)	(1,062)	159	(1,781)
Expenses related to warrants inducement transaction	2,095	-	-	-	-
Share of loss of an associate	43	67	-	65	39
Taxes on income (tax benefit)	-	1	(4)	1	(6)

	2,292	(25)	(468)	818	2,890
Changes in asset and liability items:
Decrease (increase) in trade receivables	(67)	(63)	(98)	1,467	665
Decrease (increase) in other receivables and prepaid expenses	258	1,287	154	(34)	958
Decrease (increase) in inventories	117	(601)	82	(154)	(1,019)
Increase (decrease) in trade payables	(125)	(164)	42	71	(40)
Increase (decrease) in employees and payroll accruals	61	(109)	(5)	64	(494)
Increase (decrease) in other payables	(101)	(298)	(70)	(152)	(344)
Increase (decrease) in deferred revenues and other advances	(3)	(351)	(3)	(196)	(361)

	140	(299)	102	1,066	(635)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025(*)	2026	2025(*)	2025(*)
	Unaudited				Audited
Cash received (paid) during the period for:

Interest received	200	176	63	81	338
Interest paid	(84)	(151)	(44)	(98)	(256)
Taxes paid	(5)	(11)	10	(11)	(11)

Net cash used in continuing operating activities	(4,628)	(4,402)	(1,928)	(1,154)	(8,965)

Net cash used in discontinued operating activities	(300)	(3,081)	(46)	(1,147)	(4,537)

Net cash used in operating activities	(4,928)	(7,483)	(1,974)	(2,301)	(13,502)

Cash flows from investing activities:

Purchase of property, plant and equipment	(11)	(122)	(9)	(2)	(199)
Proceeds from sale of property, plant and equipment	112	-	89	-	78
Proceeds from finance sub-lease asset	33	17	12	14	52
Withdrawal from (investment in) bank deposits, net	-	(1,001)	2,928	(1,001)	(1)

Net cash provided by (used in) continuing investing activities	134	(1,106)	3,020	(989)	(70)

Net cash provided by (used in) discontinued investing activities	-	(2,328)	1,600	-	17,808

Net cash provided by (used in) investing activities	134	(3,434)	4,620	(989)	17,738

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2026	2025(*)	2026	2025(*)	2025(*)
	Unaudited				Audited
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	805	4,283	805	4,283	4,283
Proceeds from issuance of ordinary shares in warrant inducement transaction, net of issuance expenses	3,206	-	-	-	-
Repayment of lease liability	(213)	(228)	(117)	(109)	(423)
Dividend paid by subsidiary	(2,672)	-	(2,479)	-	-
Repayment of convertible SAFE	-	-	-	-	(10,000)
Proceeds from government grants	101	-	-	-	-
Repayment of government grants	(20)	(122)	(20)	-	(244)

Net cash provided by (used in) continuing financing activities	1,207	3,933	(1,811)	4,174	(6,384)

Net cash provided by (used in) discontinued financing activities	(50)	57	(25)	(25)	(218)

Net cash provided by (used in) financing activities	1,157	3,990	(1,836)	4,149	(6,602)

Exchange rate differences - cash and cash equivalent balances	(3)	25	(5)	45	21

Increase (decrease) in cash and cash equivalents	(3,640)	(6,902)	805	904	(2,345)

Cash and cash equivalents, beginning of the period	12,956	15,301	8,511	7,495	15,301
Cash and cash equivalents presented in assets held for sale	-	(70)	-	(70)	-

Cash and cash equivalents, end of the period	$9,316	$8,329	$9,316	$8,329	$12,956

Significant non-cash activities
Acquisition of property, plant and equipment	-	$11	-	$11	$2
Right-of-use asset recognized with corresponding lease liability	$15	$207	-	-	$207
Exercise of pre-funded warrants	-	$389	-	$160	$389
Derecognition of property, plant and equipment under a finance lease	-	$13	-	-	$13

(*) Reclassified to conform to the current period presentation, following the classification of certain operations as discontinued operations.